Exhibit 99.2

Santiago, April 29, 2020.

GG. – 118 / 2020

Mr.

Joaquín Cortez Huerta

Chairman

Financial Market Commission

Present

Ref.: Material Event Notice – Changes in the Board of Directors.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Commission for the Financial Market, we inform the following Material Event.

On this date, at the ordinary meeting, the Board of Directors’ of Itaú Corpbanca was informed of and accepted the resignation of the director Mr. Andrés Bucher Cepeda effective immediately, due to his decision to focus on other professional activities.

On the same date, the board of directors of Itaú Corpbanca has appointed Mr. Rogério Carvalho Braga as Mr. Bucher’s replacement, who shall hold office until the next annual ordinary shareholder’s meeting, in which his definitive appointment shall be made. Mr. Braga is a former senior executive of Itaú Unibanco and also a former corporate director of Marketing & Products of Itaú Corpbanca serving between April 1, 2016 and December 31, 2018.

These events have been qualified as material in the referenced board of directors’ meeting.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca